UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 1-32186

YM BIOSCIENCES INC.

(Translation of registrant's name into English)

Suite 400, Building 11 5045 Orbiter Drive Mississauga, Ontario Canada L4W 4Y4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K (other than the letter to shareholders appearing on page 1) is hereby incorporated by reference into the Prospectus and Registration Statement of YM BioSciences Inc. on Form S-8 (File No. 333-134410) and as an Exhibit to the Registration Statement of YM BioSciences Inc. on Form F-10 (File No. 333-175381).

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Leonard Vernon
Leonard Vernon Vice President, Finance and Administration

Date: November 9, 2012

EXHIBIT INDEX

Exhibit	Description

99.1	Q1 Report
99.2	CEO Certificate
99.3	CFO Certificate